Exhibit – Filing Fee Table
Table 1: Transaction Value
	Transaction Value	Fee Rate (Per million)	Amount of Filing Fee
Fees to Be Paid	$16,000,000	$92.70	$1,483.20
Fees Previously Paid	$0		$0
Total Transaction Valuation	$16,000,000
Total Fees Due for Filing			$1,483.20
Total fees Previously Paid			$0
Total Fee Offsets			$0
Net Fees Due			$1,483.20